November 18, 2019

Jaea Hahn, Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Thrivent Variable Annuity Account I (“Registrant”)

Initial Registration Statement on Form N-4 for the

Thrivent AdvisorFlex Variable Annuity (“Contract”)

File No. 333-216125 and No. 811-21111

Dear Ms. Hahn:

On September 19, 2019, the Commission staff (“Staff”) provided comments on the above-referenced filing. The Staff’s comments and Registrant’s responses are set forth below.

A. General:

1.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the Contract or whether Thrivent Financial (the “Company”) will be solely responsible for any benefits or features associated with the Contract.

Response: Thrivent Financial does not have any agreements with third parties to support any insurance benefits or features under the contract. Thrivent Financial is solely responsible for all insurance benefits and features. Agreements with third parties for the offering of external variable portfolios have been previously filed.

2.	Regarding Rule 30e-3, please state whether Registrant intends to add a statement to the cover, as provided in Form N-4, Item 1, (a), (x).

Response: Yes, Registrant will add a statement to the cover.

B. Fee and Expense Tables:

3.	Fund Facilitation Fee table, page 8:

Please add a footnote to the table stating that the Total Annual Portfolio Operating Expenses minimum to maximum range does not include the Fund Facilitation Fee, which will increase the overall cost of the Contract if you select a portfolio or portfolios with a Fund Facilitation Fee.

Response:  The following footnote has been added, and other footnotes have been renumbered:

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The Fund Facilitation Fee is charged in order to make certain external investment Portfolios available as investment options under the Contract. Not all portfolios have Fund Facilitation Fees. This fee applies to investment options that do not provide us with the amount of revenue we require in order to meet our expenses and/or revenue targets. These fees may be used for the purposes of paying expenses we and our affiliates incur in promoting, marketing, and administering the Contracts. Any profit derived from these fees may be used for any lawful purpose. The minimum to maximum range of Total Annual Portfolio Operating Expenses does not include the Fund Facilitation Fee. Selecting Portfolios with Fund Facilitation Fees will increase the costs of the Contract. The minimum to maximum range of Total Annual Portfolio Operating Expenses does not include the Fund Facilitation Fee. Selecting Portfolios with Fund Facilitation Fees will increase the cost of the Contract.

4.	Notes to the Fee and Expense Tables, page 10, Footnote 4:

Please ensure that the Total Annual Portfolio Operating Expenses is stated correctly, after considering any reimbursements.

Response:  Footnote 4 has been updated as follows:

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Thrivent Financial has agreed to reimburse certain expenses other than the advisory fees for certain Thrivent Portfolios. After taking these contractual and voluntary arrangements into account, the actual range (maximum and minimum) of total operating expenses charged by the Portfolios was between 1.27% to 0.13%. The reimbursements may be discontinued at any time. The amounts are based on the arithmetic average of expenses paid in the year ended December 31, 2018, for all of the available Portfolios, adjusted to reflect anticipated changes in fees and expenses. With respect to new Portfolios, amounts are based on estimates for the current fiscal year. For external Portfolios, please see their prospectuses for information on any expense reimbursements they provide.

5.	Fund Facilitation Fee table, page 8:

Please add a footnote to the table stating why a Fund Facilitation Fee is being charged. For instance, is the Fund Facilitation Fee designed to reimburse expenses under a fund service agreement?

Response: The following footnote has been added:

See response to number 3.

C. Investment Options:

6.	Investment Options table, page 13:

Please add a statement clarifying that the portfolios that have the additional charge of a Fund Facilitation Fee can be found on the Fund Facilitation Fee table above.

Response: This additional sentence has been added:

“For a list of the Portfolios that charge a Fund Facilitation Fee, see the Fund Facilitation Fee table in the Fee and Expense Tables section.”

D. General Provisions:

7.	Member Dispute Resolution Program, page 40:

Please revise the disclosure to limit application of the Member Dispute Resolution Program (MDRP) to the claims of contract owners and beneficiaries due to the sales and servicing of Contracts offered by this Registration Statement.

Response: Please note that the MDRP covers any claims arising out of or related to Thrivent products purchased by Thrivent members. To suggest otherwise would be incorrect and potentially confusing to Thrivent members. Accordingly, in response to the Staff’s comment, Registrant has revised the relevant paragraph on page 40 in the manner indicated as underlined below to make specific reference to claims relating to the Contract described in the prospectus, as follows:

This section describes the Thrivent Member Dispute Resolution Program (MDRP). Members of Thrivent agree, by virtue of becoming members, that the MDRP, as amended from time to time within Thrivent’s Articles of Incorporation and Bylaws, will be the sole means to present and resolve grievances, complaints or disputes between members, insureds, certificate owners or beneficiaries and Thrivent and its directors, officers, agents, and employees with respect to any claims arising out of or relating to products members purchase from Thrivent. As a result, claims arising out of or related to a member’s Contract, as described in this prospectus, cannot be pursued against Thrivent, its directors, officers, agents and/or employees in state or federal court or in other forums including Financial

Industry Regulatory Authority (FINRA) arbitration and mediation. Instead, Thrivent members will be required to pursue such claims through the MDRP exclusively.

8.	Member Dispute Resolution Program, page 40:

Please revise the disclosure to limit application of the Member Dispute Resolution Program (MDRP) to the claims of contract owners and beneficiaries due to the sales and servicing of Contracts offered by this Registration Statement.

Response: See the response to Comment 7, above.

9.	Member Dispute Resolution Program, initial paragraphs, page 40:

Please disclose other possible adverse effects of MDRP on contract owners.

Response: Respectfully, Thrivent does not believe there are “adverse” effects of the MDRP on contract owners. Rather, Thrivent believes the MDRP process is beneficial to its members/contract owners.

However, to address the SEC Staff’s specific comment in this respect, Thrivent has revised the disclosure to further clarify that the MDRP procedures differ from pursuing claims in federal or state court. The relevant paragraph (on page 40) is revised as follows, with newly inserted language underlined:

The MDRP follows different procedures than the procedures followed in federal or state courts. Thrivent’s MDRP is conducted in accordance with the applicable rules prescribed by the American Arbitration Association, as modified in Thrivent’s Articles of Incorporation and Bylaws. As set forth in the MDRP provisions in Thrivent’s Bylaws, if mediation and/or arbitration occur in the course of the MDRP, Thrivent will pay the administrative costs of mediation and/or arbitration, including fees and expenses of mediators or arbitrators, filing fees, and reasonable and necessary fees for transcripts of the proceedings. Claims submitted to arbitration will be decided by an arbitrator, as opposed to being decided in court by a judge or jury. Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any “class” of persons.

10.	Member Dispute Resolution Program, Scope section, page 41:

Please revise the disclosure to limit application of the Member Dispute Resolution Program (MDRP) to contract owners and any beneficiaries of Contracts offered by this Registration Statement.

Response: See the response to Comment 7, above.

11.	Member Dispute Resolution Program, page 41:

The disclosure takes language directly from the Articles of Incorporation and Bylaws and drops it in this section. Consider summarizing the general provisions of the program and removing certain details here, such is in the Restriction of Joinder of Disputes. Consider including the details of the Articles of Incorporation and Bylaws in an appendix to this prospectus. If a Restriction of Joinder of Disputes section is included, please clarify that it applies only to disputes related to Contracts offered through this Registration Statement.

Response: Thrivent has summarized the general provisions of the MDRP on page 40 of the disclosure. At the Staff’s suggestion, Thrivent has removed from the disclosure the language from the Bylaws that was previously inserted into this section of the disclosure. All Contract owners receive a copy of the Bylaws along with the delivery of the Contract. In addition, all Thrivent members receive updates on any changes to the Bylaws in Thrivent’s quarterly member publication. Furthermore, Thrivent transmits a complete copy of the Bylaws annually to its members. Accordingly, Thrivent does not believe it is necessary or appropriate to include the Bylaws as an appendix to the prospectus, which would add significant expense and may tend to detract from the important disclosures in the main body of the prospectus.

E. Distribution of the Contracts:

12.	Distribution of the Contracts, page 48, 4th paragraph:

The disclosure states the following:

“… Thrivent Investment Management Inc. determines the investment advisor fee range that can charged. However, the investment advisor fee rate may be negotiable under certain circumstances. …”

Please disclose the circumstances under which the investment advisor fee rate may be negotiable.

Response: This additional sentence has been added:

Circumstances in which the investment advisor fee for the managed account program may be negotiable can include the amount of assets, complexity of your financial situation, anticipated and actual level of subaccount transfers, the number of other managed accounts you have, and your Financial Professional’s experience level and credentials. Please see the Managed Accounts Program Brochure Thrivent AdvisorFlex Managed Variable Annuity™ Program for more details.

13.	Distribution of the Contracts, page 48:

Please disclose that distribution fees are in addition to other fees charged under the Contract.

Response: There are no “distribution fees” under the Contract. All fees, including the 2% Maximum Surrender Charge, are disclosed in the FEE AND EXPENSE TABLES.

14.	Distribution of the Contracts, page 48, 6th paragraph:

The disclosure states the following:

“Thrivent Financial receives additional compensation, sometimes referred to as “revenue sharing,” from certain variable investment trusts that are available investment options within this product.”

Please disclose if revenue sharing is related to whether a Fund Facilitation Fee is charged when selecting certain portfolios. If yes, how so?

Response: This additional compensation is a factor in determining whether a Fund Facilitation Fee is applied and the amount of that fee. The following underlined text has been added.

Thrivent Financial receives additional compensation, sometimes referred to as “revenue sharing,” from certain external variable investment trusts that are available investment options within this product. This compensation is in connection with services that Thrivent provides, including promoting and administering the contracts. This compensation is a factor in determining whether a Fund Facilitation Fee applies to a specific portfolio and the amount of that fee. The Fund Facilitation Fee helps provide us with the amount of revenue we require to meet our expenses and/or revenue targets.

15.	Distribution of the Contracts, page 48, 3rd paragraph:

The disclosure states the following:

“…Sales of Thrivent Financial insurance products, which include variable annuity and variable life insurance contracts, help support our mission of service to congregations and communities. This gives both the organization and our members an opportunity to promote volunteerism, aid those in need, strengthen non-profit organizations and address critical Community needs.”

Please disclose that sales also profit Thrivent Financial and its affiliates.

Response:	A new sentence has been added:

Sales of the Contracts provide revenue to Thrivent Financial and our affiliates.

16. Distribution of the Contracts, page 48, 4th paragraph:

The disclosure states the following:

“No insurance commissions are paid to Thrivent Investment Management Inc., or its financial professionals. However, Thrivent Investment Management Inc., or its financial professionals, may charge you an investment advisor fee or similar fee under an agreement you have with them independent of Thrivent Financial.    …”

Please clarify that Thrivent Investment Management Inc and its financial professionals do receive compensation through the charging of an investment advisor fee.

Response: The 4th paragraph has been replaced as follows and an additional paragraph has been added immediately following.

Thrivent Investment Management Inc., or its financial professional, will charge you an investment advisor or similar fee under an agreement you have with them independent of Thrivent Financial. Thrivent Investment Management Inc. determines the investment advisor fee range that can be charged. However, the investment advisor fee rate may be negotiable under certain circumstances. Circumstances in which the investment advisor fee for the managed account program may be negotiable can include the amount of assets, complexity of your financial situation, anticipated and actual level of subaccount transfers, the number of other managed accounts you have, and your Financial Professional’s experience level and credentials. Please see the Managed Accounts Program Brochure Thrivent AdvisorFlex Managed Variable Annuity™ Program for more details. This investment advisor fee is in addition to the Contract and Portfolio charges described in the Fee and Expense Tables section. There may be tax and Contract implications, including adverse effects on Contract benefits, if you have such fees withdrawn from the Contract.

17. Distribution of the Contracts, page 48, 7th paragraph:

The disclosure states the following:

“From time to time and in accordance with applicable laws and regulations, financial professionals are eligible for various incentives. Sales of Contracts may help the financial professional in the transaction and/or his or her supervisors qualify for such incentives.”

Please clarify that “various incentives” are different than the compensation financial professionals receive through the charging of an investment advisor fee.

Response: The following underlined sentence has been added to the end of the 7th paragraph:

From time to time and in accordance with applicable laws and regulations, financial professionals are eligible for various incentives. Sales of Contracts may help the financial professional in this transaction and/or his or her supervisors qualify for such incentives. These incentives are in addition to compensation financial professionals receive through the charging of an investment advisor fee.

F. Statement of Additional Information:

18. Statement of Additional Information, Page 1, Introduction, 2nd paragraph:

Please adjust the language in the introduction to address the fact that the Separate Account also includes portfolios from external variable insurance trusts.

Response: The 2nd paragraph has been replaced with the following:

Premiums will be allocated, as designated by the Contract Owner, to one or more Subaccounts of the Variable Account (a separate account of Thrivent Financial) or to the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio, which is an open-end management investment company (commonly known as a “mutual fund”). The prospectuses for the portfolios accompany the product Prospectus and describe the investment objectives and attendant risks of the Portfolios.

19. Statement of Additional Information, Page 3, Standard and Poor’s Disclaimer:

Please adjust the language in this disclaimer to address the fact that the Separate Account also includes portfolios from external variable insurance trusts.

Response: The following has been added to end of the disclaimer language:

For portfolios other than Thrivent’s, please see that external portfolio’s prospectus for index information.

Please call me at 920-628-2347 with any questions or comments.

Respectfully,

/s/ Cynthia Mueller

Cynthia Mueller

Senior Counsel